SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2002

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

C&D  Technologies
Savings Plan
Financial  Statements
December  31,  2002 and 2001  and
Supplemental  Schedule
December 31, 2002

C&D Technologies Savings Plan
Contents
December 31, 2002 and 2001
-------------------------------------------------------------------------------

                                                                       Page(s)

Report of Independent Auditors............................................1

Financial Statements

Statements of Net Assets Available for Benefits...........................2

Statements of Changes in Net Assets Available for Benefits................3

Notes to Financial Statements............................................4-8

Supplemental Schedule

Schedule H, Part IV, Item 4i* - Schedule of Assets (Held at End of Year)..9


* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2002.

                        Report of Independent Auditors



To the Participants and Administrator
of the C&D Technologies Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
-----------------------------
June 23, 2003

C&D Technologies Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
-------------------------------------------------------------------------------

                                                     2002              2001
Assets
Investments                                      $31,834,749       $35,714,772

Contributions receivable
    Participant                                       81,893            98,527
    Employer                                         950,847           729,741
Receivable for investments sold                          138           188,186
                                             ----------------  ----------------

             Total assets                         32,867,627        36,731,226
                                             ----------------  ----------------

Liabilities
Payable for investments purchased                     83,725            27,771
                                             ----------------  ----------------

             Total liabilities                        83,725            27,771
                                             ----------------  ----------------

Net assets available for benefits                $32,783,902       $36,703,455
                                             ================  ================


















   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001
-------------------------------------------------------------------------------

                                                     2002              2001
Additions
Net depreciation in fair value of investments    $(5,075,720)      $(4,434,930)
Interest income                                       33,911            33,284
Dividend income                                      797,769         1,045,373
Employer contributions                             1,777,222         1,695,536
Participant contributions                          2,541,381         3,326,532
Roll-over contributions                              263,000           465,827
                                             ----------------  ----------------

             Total additions                         337,563         2,131,622
                                             ----------------  ----------------

Deductions
Benefits paid to participants                      4,162,393         2,173,769
Administrative expenses                               94,723            69,022
                                             ----------------  ----------------

             Total deductions                      4,257,116         2,242,791
                                             ----------------  ----------------

             Net decrease                         (3,919,553)         (111,169)

Net assets available for benefits
  Beginning of year                               36,703,455        36,814,624
                                             ----------------  ----------------

    End of year                                  $32,783,902       $36,703,455
                                             ================  ================








   The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
-------------------------------------------------------------------------------



1. Description of Plan

     General
     The following description of the C&D Technologies Savings Plan ("the Plan") provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the "Company") are eligible to participate, with the condition that salaried and hourly employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

     Contributions
     The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1 percent to 50 percent. Participants may make voluntary after-tax contributions, but in no event may pre-tax, after-tax and employer contributions exceed 50 percent of compensation. The Plan currently offers 20 mutual funds and the common stock of the Company as investment options for participants.

     The Company matches certain salaried employee's contributions on the basis of $.50 for each $1.00 in amounts up to 8 percent of compensation. This matching company contribution is invested according to the participant's allocations.

     Effective only for the Plan year beginning on January 1, 2001, the Company shall make a mandatory profit sharing contribution of 4 percent of the participant's annual compensation for certain salaried employees. The employees eligible for this profit sharing contribution are those salaried employees hired on or after January 1, 2001 and those salaried employees hired during calendar year 2000 who opted out of the C&D Technologies Pension plan for salaried employees prior to January 1, 2001.


     Effective for Plan years beginning after December 31, 2001, the Company may make a discretionary salary profit sharing contribution not to exceed 8 percent of the participant's annual compensation. For the Plan year ending December 31, 2002, the Company made a profit sharing contribution of 3 per-cent of the participant's annual compensation for certain employees.

     For those participants who have not attained age 50 by the end of the Plan year, 50 percent of this profit sharing contribution is invested according to the participant's allocation, with the remaining 50 percent invested in the common stock of the Company.

     The Company shall make a mandatory hourly profit sharing contribution on behalf of each eligible hourly employee equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:


     Years of                                              % of
     Vesting Service                                   Compensation

     0-5                                                    2.5%
     6-10                                                   3.0%
     11-20                                                  3.5%
     21 and greater                                         4.5%


     For those participants who have not attained age 50 by the end of the Plan year, a portion of this profit sharing contribution equal to 0.5 percent of the participant's annual compensation is invested in the Company common stock, with the remainder of the contribution invested according to the participant's allocation.

     Both salaried and hourly participants who have attained age 50 by the end of the Plan year have 100 percent of the profit sharing contribution invested according to their allocation, and have the ability to transfer any portion of their account invested in Company common stock to other investment options.

     Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year.

     Participant Accounts
     Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant's vested account.

     Vesting
     Participants are 100 percent vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. An hourly participant is 100 percent vested after five years of service as defined in the Plan. A salaried participant is 100 percent vested after three years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

     Forfeitures
     At December 31, 2002, forfeited nonvested accounts totaled $112,691. These accounts will be used to reduce future employer contributions or Plan expenses. Also, in 2002, Plan expenses were reduced by $85,965 from forfeited nonvested accounts.

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount in cash equal to the value of the participant's vested interest in his or her account. Participants' accounts with $5,000 or less may be paid directly to participants or as a direct rollover to an IRA or another plan in a single lump sum.

     Participant Loans
     Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50 percent of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2 percent over the Prime Rate at the loan origination date.

2. Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The C&D Technologies Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Expenses
     Certain administrative expenses are paid by the Company.

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment of Benefits
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                                          2002              2001

     Fidelity Magellan Fund, 73,798 and 77,256 shares, respectively                   $5,827,109         $8,051,613
     Fidelity Managed Income Portfolio, 7,305,296 and  7,733,027
         shares, respectively                                                          7,305,296          7,733,027
     Fidelity Growth & Income Fund, 156,825 and 175,577 shares,
          respectively                                                                 4,753,376          6,563,072
     C&D Technologies Stock Fund, 145,123 and 110,255 units,
          respectively                                                                 2,755,038 *        2,519,327 *
     Fidelity Puritan Fund, 109,578 and 115,649 shares, respectively                   1,730,241          2,043,510
     Morgan Stanley Investments Fixed Income Fund, 134,417
          shares                                                                       1,778,886                  -
     Fidelity Low-Priced Stock Fund, 78,992 shares                                     1,988,240                  -


* Includes nonparticipant directed amounts


     During 2002 and 2001, the Plan's investments depreciated in value as follows:


                                                     2002              2001

Mutual Funds                                     $(4,412,422)      $(2,571,697)
Common stock                                        (663,298)       (1,863,233)
                                              ---------------   ---------------
                                                 $(5,075,720)      $(4,434,930)
                                              ---------------   ---------------

4. Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          December 31,
                                                     2002              2001
                                                     ----              ----
Net assets
    Company common stock                            $344,466          $126,904
                                                     -------           -------
                                                         Year Ended
                                                      December 31, 2002
                                                      -----------------
Changes in net assets
    Employer contributions                                $235,313
    Net depreciation in fair value                         (15,800)
    Dividend income                                          1,526
    Benefits paid to participants                           (3,352)
    Administrative expenses                                   (125)
                                                           --------
             Net increase                                 $217,562
                                                           --------

5. Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

6. Plan Tax Status

     The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Co. ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President, Finance & Chief Financial Officer, Vice President of Human Resources and Vice President - Environmental, Health and Safety.

     During 2002 and 2001, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $3,855,215 and $4,381,848, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $3,227,805 and $6,006,162, respectively.

                              SUPPLEMENTAL SCHEDULE

C&D Technologies Savings Plan
Schedule H, Part IV, Item 4i - Schedule of Assets (Held at End of Year) December 31, 2002
-------------------------------------------------------------------------------


                                          Description of Investment
    Identity of Party Involved                Rate of Interest                   Cost                  Fair Value

*   Fidelity Institutional Retirement
    Services Company                      Magellan Fund                                                 $ 5,827,109
                                          Growth & Income Fund                                            4,753,376
                                          Puritan Fund                                                    1,730,241
                                          Low-Priced Stock Fund                                           1,988,240
                                          Diversified International Fund                                    805,546
                                          Spartan U.S. Equity Index Fund                                  1,382,662
                                          Fidelity Fund                                                     103,232
                                          Government Income Fund                                            492,300
                                          Dividend Growth Fund                                              229,422
                                          Freedom Income Fund                                                54,063
                                          Freedom 2000 Fund                                                 233,844
                                          Freedom 2010 Fund                                                 756,236
                                          Freedom 2020 Fund                                                 681,165
                                          Freedom 2030 Fund                                                 493,089
                                          Freedom 2040 Fund                                                     387
                                          Managed Income Portfolio Fund                                   7,305,296
    Morgan Stanley Investments            MSIFT Fixed Income Fund                                         1,778,886
*   C&D Technologies, Inc.                C&D Technologies Stock Fund                  $3,102,958         2,755,038
    Participant Loans                     Interest, 6.25 - 11.5%, maturity
                                          of 1-10 years                                                     464,617
                                                                                                    ----------------
    Total investments                                                                                   $31,834,749
                                                                                                    ----------------
                                                                                                    ----------------


* Party-in-interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     C&D Technologies Savings Plan



Date: June 26, 2003                  By: /s/ Stephen E. Markert, Jr.
                                             ---------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President, Finance & Chief
                                             Financial Officer
                                             (C&D Technologies Pension
                                             Administration Committee, Plan
                                             Administrator)

                                 EXHIBIT INDEX

     23.  Consent of Independent Accountants

     99.1 Certification   of  the  Vice   President  of  Human   Resources  (C&D
          Technologies Pension Administration Committee, Plan Administrator) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.2 Certification of the Vice President, Finance & Chief Financial Officer (C&D Technologies Pension Administration Committee, Plan Administrator) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.